Exhibit 99.2

Press Release

François-Xavier Roger appointed Chief Financial Officer, member of Sanofi Executive Committee

Paris, February 1, 2024. François-Xavier Roger will be appointed Chief Financial Officer and a member of Sanofi’s Executive Committee effective April 1, 2024. He will be based in Paris and will succeed Jean-Baptiste Chasseloup de Chatillon who will step down from his role to become Head of Apprentis d’Auteuil. Apprentis d’Auteuil is a foundation that supports adolescents who are struggling in life by providing education, training and integration programs, in France and internationally. Being active in charity work for many years, Jean-Baptise decided to devote the next stage of his career to giving back to society.

François-Xavier will join from Nestle, where he has been the CFO for more than 8 years, providing strong financial leadership and driving sustainable value creation. He is a seasoned executive who has lived and worked in Europe, the U.S, Asia, Africa and Latin America. Before Nestlé, François-Xavier was the CFO of Takeda Pharmaceuticals, based in Japan, from 2013 to 2015. François-Xavier started his career in pharma, spending the first 14 years at Roussel, Hoechst and Aventis, in various countries. From 2000 to 2008, François-Xavier was the CFO for Danone Asia, after which he was Head of Finance, Treasury and Tax for the Danone Group. Between 2008 to 2013, he was CFO of Millicom, a NASDAQ listed, global mobile phone operator.

Paul Hudson

Chief Executive Officer, Sanofi

“As we enter the next phase of launch and growth, it’s a pleasure to welcome onboard François-Xavier Roger, a CFO with a proven track record in accelerated value creation. Since joining in 2018, Jean-Baptiste de Chatillon has been instrumental in progressing our Play to Win Strategy. Under his leadership, our finance organization has been modernized into a team that supports our mission and execution of our strategy on a daily basis. We are proud of Jean-Baptiste’s next step.”

Jean-Baptise Chasseloup de Chatillon

“Over these last 5 years, I have been privileged to witness the incredible transformation of Sanofi into a company with a strong long-term growth potential. My decision to head Apprentis d’Auteuil was also fuelled by my growing passion for the impact Sanofi has around the world. I thank Paul and all my colleagues at Sanofi for their trust over the years and will be applauding them as they continue to drive forward our strategy.”

François-Xavier Roger

“It is with great enthusiasm that I join Sanofi in this dynamic moment marked by significant transformation. I am excited by the opportunity to further improve patient outcomes and deliver increased shareholder value in the years to come.”

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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